SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                               Baymont Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                     072870
                                 (CUSIP Number)

                                   Donald Neal

                           200-4170 Still Creek Drive
                          Burnaby, B.C., Canada V5C 6C6
                                Tel: 604-299-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2004
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 072870                       13D                           Page 2 of 5

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald Neal
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [_] (b) [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
                             OO
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
--------- ----------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             3,000,000 shares
Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With
                                  ----- ----------------------------------------
                                   8     SHARED VOTING POWER
                                             6,000,000 shares
                                  ----- ----------------------------------------
                                   9     SOLE DISPOSITIVE POWER
                                             3,000,000 shares
                                  ----- ----------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.54%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                    IN
--------- ----------------------------------------------------------------------



                       *SEE INSTRUCTION BEFORE FILLING OUT

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gregory Crowe
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [_] (b) [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
                             OO
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
--------- ----------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                            3,000,000 shares
Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With
                                  ----- ----------------------------------------
                                   8     SHARED VOTING POWER
                                             6,000,000 shares
                                  ----- ----------------------------------------
                                   9     SOLE DISPOSITIVE POWER
                                             3,000,000 shares
                                  ----- ----------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.54%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                    IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!




         This is Amendment No. 1 to the Statement on Schedule 13D filed by Gregory Crowe and Donald Neal (the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Shares"), of Baymont Corporation, a Nevada corporation (the "Issuer"), dated February 20, 2004.


Item 4.   Purpose of Transaction.

                  On March 31, 2004, each of the Reporting Persons returned 15,000,000 Shares back to the Issuer. It is customary for a mining exploration company to acquire properties with the issuance of stock. This is an option which the stockholders/directors consider not only feasible and reasonable, but probably the only practicable method for the company to acquire property in light of the company's current financial condition. The stockholders/directors determined that they would prefer to dilute their equity interests in the company now than have the stockholders incur significant dilution in the future when, and if, a potential seller feels that the directors of the company have too significant of an equity interest.


Item 5.   Interest in Securities of the Issuer.

1.       Donald Neal

(a) Amount Beneficially Owned: 3,000,000. (b) Percent of Class: 12.54% (c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote: 3,000,000 (ii) Shared power to vote or direct the vote: 6,000,000 (iii) Sole power to dispose or direct the disposition of: 3,000,000 (iv) Shared power to dispose or direct the disposition of: 0

2.       Gregory Crowe

(a) Amount Beneficially Owned: 3,000,000. (b) Percent of Class: 12.54% (c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote: 3,000,000 (ii) Shared power to vote or direct the vote: 6,000,000 (iii) Sole power to dispose or direct the disposition of: 3,000,000 (iv) Shared power to dispose or direct the disposition of: 0

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2004


                                                                 /s/ Donald Neal
                                                                     Donald Neal


                                                               /s/ Gregory Crowe
                                                                   Gregory Crowe



Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001)